UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of 20 May, 2011

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Allied Irish Banks, p.l.c. ("AIB") [NYSE:AIB] filed its Annual Report on Form 20-F for the year ended 31 December 2010 with the U.S. Securities and Exchange Commission on Wednesday, 18 May, 2011.

The Form 20-F is available on the Investor Relations section of the Company's website at www.aibgroup.com.

Shareholders who wish to receive a hard copy of the Form 20-F should make a request to The Company Secretary, Allied Irish Banks, p.l.c., Bankcentre, Ballsbridge, Dublin 4, Ireland.  A copy of the Form 20-F will be mailed free of charge.

Ends

For further information please contact:

David O'Callaghan,
Company Secretary,
Allied Irish Banks, p.l.c.,
Bankcentre,
Ballsbridge,
Dublin 4,
Ireland.

Tel. +353-1-641 4672

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         ALLIED IRISH BANKS, p.l.c.
                (Registrant)

Date  20 May, 2011

             By: ___________________
 Bernard Byrne
             Chief Financial Officer
             Allied Irish Banks, p.l.c.